OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Perigee Securities LP

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1990 Main Street, PH # 11,
(No. and Street)

Sarasota	FL	34236
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

George L. Strobel, II	941-955-0929	gstrobel@perigeegroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

1301 Riverplace Blvd, Ste 2400	Jacksonville	FL	32207
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George L. Strobel, II _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Perigee Securities LP _____, as of 3/2 _____, 2 026 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _George L. Strobel II_ _____

Title:
Designated Principal _____

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ______________________ AND ENDING ______________________
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ____

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

____
(No. and Street)

____
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

____
(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

____
(Name – if individual, state last, first, and middle name)

____
(Address) (City) (State) (Zip Code)

____
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____, as of _____, 2_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Angela M. Myeress
Commission No. HH767222
Expires: Feb. 28, 2030
Notary Public-State of Florida

Signature: _____

Title: _____

_____
Notary Public

This filing contains (check all applicable boxes):**

☐ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PERIGEE SECURITIES LP

ANNUAL REPORT
CONSISTING OF FINANCIAL REPORT AND EXEMPTION REPORT
AS OF December 31, 2025
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM THEREON

Perigee Securities LP

Annual Report Table of Contents



Report of Independent Registered Public Accounting Firm

To the Partners of Perigee Securities, LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Perigee Securities, LP (the Company) as December 31, 2025, and the related statements of operations, changes in partners' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and the Statement Regarding Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (collectively, the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Baker Tilly US, LLP

Jacksonville, Florida
March 2, 2026

This page intentionally left blank

Perigee Securities LP

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

Cash		$	657,800
Prepaid Expenses			16,175
FINRA Funds on Deposit			6,550
Due from related parties			8,311
TOTAL ASSETS		$	688,836

LIABILITIES

Due to Perigee Consulting		$	3,620

PARTNERS' EQUITY

Partners' Equity			685,216
TOTAL LIABILITIES & PARTNERS' EQUITY		$	688,836

Perigee Securities LP

STATEMENT OF OPERATIONS

For the Year ended December 31, 2025

Revenues	
Broker Dealer Revenue	$ 1,643,898
Interest Income	13,436
Insurance Commissions	4,604
Other Business Income	34,000
Total Revenues	1,695,938
Expenses	
Audit Expense	25,080
Commission Expense	1,555,744
Continuing Education	1,428
E-Mail Retention Expense	3,146
Filing Fees	4,606
Overhead Allocation Expense	14,480
Insurance	1,586
Business Licenses and permits	6,665
Professional Fees	14,240
Fingerprint Fee	35
Exam Fees	2,189
Registered Agent Fee	967
Regulatory Fees	11,512
Total Expenses	1,641,678
NET INCOME	$ 54,260

Perigee Securities LP

STATEMENT OF CHANGES IN PARTNERS' EQUITY

For the Year ended December 31, 2025

	General Partner	Limited Partner	Total
Partners' Equity at January 1, 2025	$ 4,473	$ 626,483	$ 630,956
Net Loss/Income	271	53,989	54,260
Partners' Equity at December 31, 2025	$ 4,744	$ 680,472	$ 685,216

Perigee Securities LP

STATEMENT OF CASH FLOWS

For the Year ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	54,260
Adjustments to reconcile Net Income to net cash used in operations		
Change in prepaid expenses		(15,344)
Due from related parties		(8,311)
Due to Perigee Consulting		3,620
Change in Deposit with FINRA		4,250
Commissions Payable		(2,415,581)
NET CASH USED IN OPERATIONS		(2,377,106)
NET DECREASE IN CASH		(2,377,106)
CASH AT BEGINNING OF YEAR		3,034,906
CASH AT END OF YEAR	$	657,800

NOTES TO FINANCIAL STATEMENTS

Year ended December 31, 2025

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Organization

Perigee Securities LP (the Partnership) was formed as a limited partnership under the laws of the State of Delaware on June 28, 2002. The Partnership will continue until dissolved and liquidated in accordance with the Partnership Agreement. The Partnership is a broker-dealer registered with the SEC and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA).

There was one Limited partner as of December 31, 2025.

The Partnership does not hold funds or assets for customers. Accordingly, (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 and is relying on exemption provisions under Footnote 74 of the SEC Release No. 34-70073 through December 31, 2025.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

2. Basis of Presentation

The Partnership has adopted the Financial Accounting Standards Board ("FASB") Codification ("Codification"). The Codification is the single official source of authoritative accounting principles generally accepted in the United States of America ("U.S. GAAP") recognized by the FASB to be applied by nongovernmental entities, and all of the Codification's carries the same level of authority.

3. Segment Information Disclosure

In November 2023, FASB issued Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which introduced new disclosure requirements pertaining to the reportable segments of an entity, such as the Company. These disclosure requirements are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Partnership is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including both federal and state private tax equity placement, acting as a back-up manager for tax equity backed bonds and brokering variable life insurance policies. George L. Strobel II serves as the Principal for the Partnership and is the chief operation decision maker, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the Principal uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Partnership's operations constitute a single operating segment and therefore, a single reportable segment, because the Principal manages the business activities using information of the Partnership as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

Year ended December 31, 2025

4. Use of Estimates

The preparation of financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

5. Revenue and Cost Recognition
The Partnership prepares its financial statements on the accrual basis of accounting.

Revenue From Contracts with Customers
Revenue from contracts with customers includes broker dealer revenue from selling and placement services, and insurance commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Performance obligations are typically satisfied at a point in time.

Revenues are recognized at the point which the Partnership has the right to receive those revenues. With respect to selling and placement services, revenues are recognized as the investors fund the entities, and the net amount available for payment to the Partnership is known and calculable. In establishing the net amount available to make commission payments to the Partnership, the Issuer must first determine all third-party expenses in order to determine the amount of fee earned by the Partnership for the specific investment. The point these commissions become fixed and determinable is typically thirty days after funding by the investor in the Issuer.

Expenses are recognized as obligations are incurred. Should the expense relate to a period longer than twelve months it is capitalized and amortized over the period of the expenditure.

6. Income Taxes

Perigee, as a limited partnership, is taxed as a partnership in accordance with the Internal Revenue Code. In lieu of corporate income taxes, the partners of Perigee are taxed on Perigee's taxable income in accordance with the related operating agreement; thus the statement of operations includes no income tax expense or benefit for the Partnership.

The Partnership adheres to provisions of ASC 740, Income Taxes, relating to the uncertainty in income taxes. This guidance requires Companies, to assess their uncertain tax positions for the likelihood that they would be overturned upon Internal Revenue Services (IRS) examinations or upon examination by state taxing authorities. In Accordance with this guidance, the Partnership has determined that it does not have any positions at December 31, 2025, that it would be unable to substantiate. The Partnership has filed tax returns for all years through December 31, 2024. Years December 31, 2021, 2022, 2023, and 2024 remain subject to audit by taxing authorities.

Perigee Securities LP

NOTES TO FINANCIAL STATEMENTS - CONTINUED

Year ended December 31, 2025

7. Cash

Cash consists of deposits and certificates of deposit with banks and all highly liquid investments, with maturities of nine months or less, that are not segregated and deposited for regulatory purposes. The Partnership maintains its cash accounts at commercial banks. Total cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per bank.
At December 31, 2025, The Partnership had deposits in excess of FDIC limits that totaled approximately $407,800 The Partnership has not and does not expect to incur any losses with respect to balances over the FDIC insured Limit.

8. Subsequent Events
The Partnership has evaluated subsequent events from January 1, 2026 through February 28th. 2026, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would require to be recognized in the financial statements as of December 31, 2025.

NOTE B- ALLOCATION OF PROFITS AND LOSSES

Profits for each fiscal year will be allocated among the partners in proportion to their percentage interests. Losses for each fiscal year will be allocated among the partners in accordance with their percentage interest, until each partner's capital account has been reduced to zero, and thereafter, to the General Partner. If the allocation of losses to General Partner results in a negative capital balance, future gross profits are allocated to the General Partner to restore the capital account to zero, then to all partners in proportion to their percentage interests.

NOTE C- LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

A statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC is not presented since no such liabilities existed at December 31, 2025 or at any time during the year ended.

NOTE D- NET CAPITAL REQUIREMENTS

The Partnership is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, Every broker dealer must at all times have and maintain net capital no less than the greater of the highest minimum requirement applicable to its ratio requirement under paragraph (a)(1) of the section, or to any of its activities under paragraph (a)(2) of the section, and must otherwise not be "insolvent" as that term is defined in paragraph (d) (16) of the section.

At December 31, 2025, the partnership had net capital of $639,180 which exceeded the capital requirement by $634,180. The Partnership's ratio of aggregate indebtedness to net capital was 0.57% at December 31, 2025.

NOTE E- MAJOR CUSTOMERS AND VENDORS

The Partnership had revenues from six customers during the year ended December 31, 2025. The Partnership received $1,677,898 from its largest customer during 2025. With the exception of insurance commissions and interest income all revenue is from related parties. The Partnership incurred over 93% of its expenses on commissions paid to its registered agents during the year ended December 31, 2025.

NOTE F- COMMITMENTS AND CONTINGENCIES

The Partnership, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. Management believes no matters are pending that will have a material adverse effect of the financial position or results of operations of the Partnership.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

Year ended December 31, 2025

NOTE G- RELATED PARTY TRANSACTIONS

Related Party Revenues and Expenses

The following table sets forth the Company's related party revenues and expenditures for the year ending on December 31, 2025:

Broker/Dealer Revenues	$ 1,643,898
Other Business Income	34,000
Total Revenues	**$ 1,677,898**
Overhead Expense Allocation	$ 14,480
Total Expenses	**$ 14,480**

Amounts due from related parties were $8,311 as of December 31, 2025

Due to Perigee Consulting were $3,620 as of December 31, 2025

Perigee Securities LP

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2025

NET CAPITAL

Partners' Equity	$	685,216
Deductions for non-allowable assets		
FINRA Funds on Deposit		6,550
Excess Fidelity bond deduction		15,000
Prepaid expenses		16,175
Due from related parties		8,311
TOTAL DEDUCTIONS FOR NON-ALLOWABLE ASSETS		46,036
NET CAPITAL	$	639,180

AGGREGATE INDEBTEDNESS

Items included in the balance sheet		
Due to Perigee Consulting	$	3,620
TOTAL AGGREGATE INDEBTEDNESS	$	3,620
RATIO: Aggregate indebtedness to net capital		0.57%
Minimum net capital requirement	$	5,000
EXCESS NET CAPITAL	$	634,180

Audited Net Capital equals the Partnerships' unaudited Statement of Net Capital located in Part II of it's Focus Report filed for the fourth quarter of 2025.

Statement Pursuant to paragraph (d)(4) of Rule 17a-5 there were no material differences between this computation of net capital and the corresponding computation prepared by Perigee Securities LP for inclusion in the Partnership's unaudited Part IIA FOCUS Report (Form X-17A-5) as of December 31, 2025 as filed on January 17, 2025.

Perigee Securities LP

Year ended December 31, 2025

STATEMENT REGARDING DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE
15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Partnership does not hold funds or assets for customers. Accordingly, (1) The Company
does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 and is relying on
exemption provisions under Footnote 74 of the SEC Release No. 34-70073 through December
31, 2025.

See accompanying report of the independent registered public accounting firm.



Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Partners of Perigee Securities, LP

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Perigee Securities, LP (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Baker Tilly US, LLP

Jacksonville, Florida
March 2, 2026



Report of Independent Registered Public Accounting Firm

To the Partners of Perigee Securities, LP

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Perigee Securities, LP (the Company) stated that it does not claim an exemption under paragraph (k) of 17 C.F.R. §240 15c3-3 and (2) the Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to selling various life insurance or annuities, oil and gas interests, tax shelters, or limited partnerships in primary distributions as well as acting as a placement agent in Real Estate Investment Trusts on a Best Efforts basis and acting as a consultant regarding derivative securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934 and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Baker Tilly US, LLP

Jacksonville, Florida
March 2, 2026

Perigee Securities LP
Perigee Securities' Exemption Report

Perigee Securities LP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to selling various life insurance or annuities, oil and gas interests, tax shelters or limited partnerships in primary distributions as well as acting as a placement agent in Real Estate Investment Trusts on a Best Efforts basis and acting as a consultant regarding derivative securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Perigee Securities LP

I, George L. Strobel, II, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Title: Designated principal
March 2, 2026